Exhibit 1

Managing Member – Tim Eriksen	Eriksen Capital Management, LLC

Solitron Devices, Inc.

Board of Directors
3301 Electronics Way
West Palm Beach, FL 33407

January 22, 2015	VIA EMAIL TO CEO SHEVACH SARAF

Reference: CCP-15-002 – Solitron’s Continued Disregard for Shareholders

To the Board of Solitron:

Typically in a letter I start with niceties in order increase the likelihood that my concerns will be duly considered. Under the circumstances it is not possible. I am outraged at the conduct of Solitron’s board. While it had briefly appeared at the 2014 annual meeting that the board was making some progress in terms of shareholder relations, it is clear to me that it was a farce.

As a reminder, the company had improperly, and as far as I can tell illegally, neglected to hold an annual meeting for over ten years. Finally a shareholder filed suit, which led to the board holding an annual meeting in 2013. At that meeting, shareholders rejected two of the company’s four board nominees. Management responded by reappointing one of those nominees anyway. At the 2014 annual meeting, shareholders rejected the board’s sole nominee. How often does a board lose uncontested elections? After the 2014 meeting some of Solitron’s larger shareholders reached out to the company and submitted potential candidates. The board ignored them all.

On January 12, 2015 the board voted to increase the size of the board to five members and appointed Dwight Aubrey and John Chiste to fill the two vacancies. Due to a staggered board shareholders will not be able to affirm either one until 2017. If that were not bad enough, it has come to my attention that the company filed a false statement with the SEC regarding one of the directors.

In its 8-k filing on January 12, 2015 Solitron states that “Mr. Chiste is a director and Chairman of the Audit Committee of Forward Industries, Inc., a manufacturer and distributor of specialty and promotional products, primarily for hand held electronic devices.” This was untrue. Mr. Chiste was voted out as a director by shareholders (along with the rest of Forward Industries nominees) in a proxy contest that was certified on January 5, 2015. Was the board unaware? Did Mr. Chiste not inform the Board? Did the Board knowingly file a false statement with the SEC?

While I have not followed the issues at Forward Industries the story gets even more appalling. The board of Solitron not only ignored the suggestions of its larger shareholders, and brazenly appointed a director who was in the process of being thrown out by shareholders in a proxy battle, they appointed someone who in that directorship, owned no stock in that company, collected $45,000 in directors fees in fiscal 2014, was willing to spend company/shareholder resources trying to work against large shareholders, knowing full well the company would have to pay the proxy costs of the rival slate should it win, which it did, was accused of illegally issuing convertible Preferred Stock to insiders without full board approval in 2013, and voted to issue preferred stock just before the vote presumably in order to try and tilt the election in its favor. The end result, despite issuing preferred stock to increase support for the existing board, was that shareholder’s overwhelmingly rejected Mr. Chiste and the rest of Forward’s slate by a margin of nearly 3 to 1.

To top it off, Solitron placed Mr. Chiste on its Nominating Committee. Should Mr. Chiste be one of the people responsible to choose and evaluate potential directors of Solitron? Absolutely not. Solitron does not need directors who have no skin in the game, and a history of going to great lengths to fight against shareholders, the true owners of the company. We need directors who passionately care about the future of the company, not just protecting their director fees. Not to be crass, but as a shareholder, the only logical way to view recent Board actions is that the Board was a giving the middle finger to its shareholders, the true owners of the company.

We believe Mr. Chiste should be asked to resign immediately, and a large shareholder of Solitron should be appointed in his place.

To add further insult to injury, on November 26, 2014 CEO/President/CFO/Treasurer/Board Chairman Shevach Saraf certified an inaccurate filing with OTC Markets. In that filing he neglected to include Eriksen Capital Management among the list of 5% shareholders. Eriksen Capital Management had filed a 13D with the SEC more than three months prior, on August 7, 2014. How was Mr. Saraf unaware of who the owners of the company were? It takes less than a minute to find the information on the SEC Edgar website.

Then on January 9, 2015 Solitron filed an 8-K with the SEC which informed shareholders that there was a material weakness in reporting after an error was found which resulted in a $449,000 restatement to fiscal second quarter earnings. The sudden tripling in earnings should have triggered an internal search which would have discovered the error immediately. How did CEO/President/CFO/Treasure/Board Chairman Saraf not catch the error? How did the audit committee not catch it? Any first year accounting student could have told them the error was in inventory/cost of goods sold.

What is obvious is that there is a board problem and a management problem at Solitron. Instead of using your time and energy to try and entrench yourself, we think management and the Board should meet with large shareholders and work to improve the company’s future. To that end we intend to submit proposals for the 2015 annual meeting to:

1. approve an amendment to declassify the board of directors,

2. to nominate two directors in opposition to Solitron’s two nominees,

3. to increase the board size to seven directors,

4. to elect additional directors to fill the newly created directorships, and

5. to repeal any and all changes to the bylaws subsequent to the date of this letter, up through the time of the annual meeting.

I look forward to hearing from you. I can be reached at 360-393-3019.

Sincerely,

/s/ Tim Eriksen

Tim Eriksen

Managing Member

Cedar Creek Partners

Eriksen Capital Management

tim@eriksencapital.com